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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                   Check One:

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q   [ ] Form N-SAR

                  For Period Ended:  May 31, 2001
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the transition period ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Full Name of Registrant:   STEEL CITY PRODUCTS, INC.

         Former Name if Applicable:

         2751 CENTERVILLE ROAD SUITE 3131
         Address of Principal Executive Office

         WILMINGTON, DELAWARE 19808
         City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Certain transactions at the Company's parent, have recently been finalized, which may have future impact on the Company's balance sheet. Also, in July 2001, the Company completed a refinancing of its revolving line of credit. Therefore, more time is needed to properly reflect these transactions and file the 10-Q.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Mr. Maarten Hemsley       781                       934-2219
             -------------------    -----------             -----------------
                 (Name)             (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                       [X]  Yes         [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                       [X] Yes          [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report pre-tax income of $25,000 for the quarter ended May 31, 2001, compared with pre-tax income of $255,000 in the prior fiscal year first quarter. The decrease is due primarily to reduced gross margins on certain product lines.

         Reflecting income tax expense and the effect of preferred stock dividends, the Company expects to report a net loss attributable to common stockholders of approximately $226,000 for the first quarter ended May 31, 2001. In the first quarter of the prior year, the net loss attributable to common stockholders was $0.

         On a per share basis, the Company expects a loss of $0.07 per share, compared with a loss in the prior year of $0.00 per share.

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                            STEEL CITY PROCDCTS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  July 16, 2001                 By:        /s/ Maarten Hemsley
                                         -------------------------------------
Name:    Maarten Hemsley                 Title:  President and Chief Financial
                                                   Officer